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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 07 2014

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2013** AND ENDING **December 31, 2013**

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Viant Capital, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Washington Street, Suite 325

                             (No. and Street)

OFFICIAL USE ONLY
46948
FIRM I.D. NO.

San Francisco   **California**   **94111**

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott T. Smith   (415) 820-6105

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

                         (Name – if individual, state last, first, middle name)

2977 Ygnacio Valley Rd., #460   **Walnut Creek,**   **California**   **94598**

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Steve Gurney _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Viant Capital, LLC _____ , as

of December 31 _____, 20 13 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Operating Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2013



professional. personalized. service.

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, **Stephen Gurney**, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____ day of _____, 2014

at San Francisco, California

_____
Stephen Gurney
Viant Capital LLC


INDEPENDENT AUDITORS' REPORT

To the Members of
Viant Capital, LLC
San Francisco, California

Report on the Financial Statements

We have audited the accompanying financial statements of Viant Capital, LLC (a California corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 24, 2014

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	664,965
Investments, at fair value	12,525
Accounts receivable	51,697
Due from Viant Group	201,142
Prepaids and deposits	34,571
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $199,129	8,760
Total Assets	$ 973,660

LIABILITIES AND COMPANY EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 28,089
Deferred revenue	3,231
Total Liabilities	31,320
Company equity:	
Contributed capital, net of accumulated withdrawals	(5,632,370)
Cumulative earnings	6,574,710
Total Company equity	942,340
Total Liabilities and Company Equity	$ 973,660

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenue		
Retainers and success fees	$	3,000,720
Net gains on investments		391,108
Miscellaneous income		45,800
Total revenue		3,437,628
Expenses		
Commission expense		1,464,880
Payroll Related expenses		473,895
Rent, net of subtenants		183,827
Professional fees:		
Legal		146,460
Compliance		47,264
Tax and Accounting		39,655
Computer support		9,600
Insurance		143,289
Travel and entertainment		18,932
Telephone and communication		22,961
Marketing expenses		13,060
Subscriptions and data services		47,938
Office expense		12,672
Regulatory Fees		35,074
Bad debt expense		102,000
State and Federal Taxes		13,390
Property Taxes		1,140
Depreciation and amortization		13,079
Other		25,262
		2,814,378
Net income	$	623,250

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2013

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2012	$ (5,370,094)	$ 5,951,460	$ 581,366
Net income	-	623,250	623,250
Member Contribution	200,000	-	200,000
Members Distributions	(462,276)	-	(462,276)
Balance - December 31, 2013	$ (5,632,370)	$ 6,574,710	$ 942,340

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 623,250
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Depreciation expense	13,079
Changes in and liabilities:	
(Increase) decrease in operating assets	
Increase in accounts receivable	195,125
Due from Viant Group	(201,142)
Increase in lease deposits and prepaid expenses	12,858
Increase (decrease) in operating liabilities	
Increase in accounts payable and accrued liabilities	(71,035)
Increase in deferred revenues	3,231
Net cash provided by (used in) operating activities	575,366
Cash flows from investing activities:	
Sale of investments	350,420
Net cash provided by (used in) investing activities	350,420
Cash flows from financing activities:	
Member contributions	200,000
Members distributions	(462,276)
Net cash provided by (used in) financing activities	(262,276)
Net increase in cash	663,510
Cash at beginning of year	1,455
Cash at end of year	$ 664,965

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business
Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants
As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Fair Value Measurements
Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirety.

1. General Information and Summary of Significant Accounting Policies (Continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2013, the cash balance was held in two banks, and did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .04 to 1 at December 31, 2013. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2013, the Company had net capital as defined of $643,941, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

The rent for 2013 was $183,827, which was net of subtenant rents of $133,585. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6115 sq ft on the 3rd floor at 500 Washington Street.

500 Washington	Monthly Payment	Annual Base Rent	Term
September 2013 to November 2016	$ 24,654	$ 295,848	3 years and 3 months

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2013. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$13,390 was recognized in 2013 for California Franchise Tax expense. The California tax is based on gross receipts.

6. Fixed Assets

At December 31, 2013 the fixed assets were as follows:

Furniture and equipment	$ 159,288
Depreciation of furniture and equipment	(150,528)
Net furniture and equipment	8,760
Tenant improvements – Washington Street	64,216
Amortization of leasehold improvements	(64,216)
Net leasehold improvements	-
Total fixed assets and leasehold improvements	$ 8,760

Furniture and equipment is depreciated on a straight-line basis over 3 - 7 years. The 2006 leasehold improvements were amortized over the term of the initial lease.

7. Restricted Securities

Fair value measurements
During the normal course of business, stock warrants are received for services performed by the Company. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2013, the company had an interest in several private companies' warrants, stock certificates or agreements that management deemed the fair value to be zero. These private company investments would be deemed to be Level 3 due to the lack of significant unobservable inputs.

7. Restricted Securities (Continued)

Converted Warrants / Stock Certificates in Private Companies
Upsnap, Inc. (UPSN) warrants were converted into 370,000 shares of *restricted* stock. At December 31, 2013 and 2012, the shares were valued at $370 and $555, respectively. The Company is authorized to sell their restricted stock subject to certain limitations. Also, the Company held 5 shares of Oncogenex Pharmaceuticals, Inc. (OGXI) valued at $42 and $66 at December 31, 2013 and 2012, respectively. These public company stocks are deemed to be level 1 based on quoted prices in the markets.

For more information on Level 1, 2 and 3 see the Summary of Significant Accounting Policies in Note 1.

Realized Investment Gains and Losses
In the year 2013, the Company sold 32,000 shares of Renewable Energy GP for $345,891, 52,569 shares of Global Logic for $221,689 and its remaining holdings in McAfee/Nitro for $5,338, recognizing a gain of for the full amount of $572,918.

Unrealized Investment Gains and Losses
At December 31, 2013, net losses were $181,810, per the table below.

	2013	2012	Unrealized Gain (Loss)	Realized Gain	Net Gain (Loss)
Restricted					
UPSN	$ 370	$ 555	$ (185)	$ -	$ (185)
OGXI	42	66	(24)	-	(24)
Global Logic	-	-	-	221,689	221,689
McAfee/Nitro	-	-	-	5,338	5,338
Restricted Stock Units					
REGI	12,113	193,714	(181,601)	345,891	164,290
	12,525	194,335	$ (181,810)	$572,918	391,108
Unrestricted					
Money Market	-	168,610			-
Financial Statement Totals	$12,525	$362,945			$ 391,108

8. Related Party Transactions

The Company earned $64,900 in consulting income from its parent, Viant Group LLC. During the year it paid off a line of credit on behalf of its parent, which created the Due from Viant Group of $201,142, which is included on the Statement of Financial Condition.

9. Subsequent Events

Management has evaluated subsequent events through February 24, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Company equity		$ 942,340

Assets not allowed for net capital purposes:

Accounts receivable	(51,697)	
Due from affiliate	(201,142)	
Deposits and prepaid assets	(34,571)	
Etrade account	(412)	
Net furniture and equipment	(8,760)	(296,582)

Haircut on trading and investment securities (15%)		(1,817)
		643,941 A

Minimum net capital required:

Greater of 6-2/3% of aggregate indebtedness ($31,320) or $5,000		5,000

Net capital in excess of requirement		$ 638,941

Aggregate indebtedness (total liabilities)		$ 31,320 B

Ratio of aggregate indebtedness ($31,320) to net capital ($643,941)		.05 to 1
B	A	

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 26,319	$ 648,894	.04 to 1
Change in accounts payable	5,000	(5,000)	
Change in Etrade account		48	
Rounding	1	(1)	
Per statements as finalized	$ 31,320	$ 643,941	.05 to 1

**Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

During the year ended December 31, 2013, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2013.

Schedule III

**Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(1).

Schedule IV

**Schedule of Segregation Requirements and Funds in Segregation
for Customer's Regulated Commodity Futures and Options Accounts**

This schedule is not applicable to the Company's operations in 2013.


INDEPENDENT AUDITORS' REPORT PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Viant Capital LLC
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of Viant Capital LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do no express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



professional, personalized. service.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 24, 2014



office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Viant Capital LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Viant Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Viant Capital LLC's compliance with the applicable instructions of Form SIPC-7. Viant Capital LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 24, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051602 FINRA DEC
VIANT CAPITAL LLC   19*19
500 WASHINGTON ST STE 325
SAN FRANCISCO CA 94111-2947

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Azary (415)671-7606

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 8,245

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (3,264)
   July 23, 2013
   _____Date Paid_____

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   4,981

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,981

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4,981

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VIANT CAPITAL LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 14 day of FEBRUARY , 20 14 .

FINANCIAL OPERATIONS PRINCIPAL
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
SIPC REVIEWER

_____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,437,628

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
      predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
      profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit
      investment trust, from the sale of variable annuities, from the business of insurance, from investment
      advisory services rendered to registered investment companies or insurance company separate
      accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
      securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.   139,709

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
      (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
      from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
      related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
      Code 4075 plus line 2b(4) above) but not in excess
      of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities
      accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)

      Total deductions   139,709

2d. SIPC Net Operating Revenues $ 3,297,919

2e. General Assessment @ .0025 $ 8,245

(to page 1, line 2.A.)

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